SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                             (Amendment No. 4)

                               OAKLEY, INC.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                673662 10 2
                               (CUSIP Number)

                                Donna Gordon
                                Oakley, Inc.
                                  One Icon
                      Foothill Ranch, California 92610
                               (714) 951-0991
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Jeffrey H. Cohen, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000

                                 August 7, 1998
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
 following box:     ___
                   /  /



  CUSIP No. 673662 10 2           13D
 _________________________________________________________________________

 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James Jannard
 _________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                                  ___
                                              (b)/  /
 _________________________________________________________________________
 (3)  SEC USE ONLY

 _________________________________________________________________________
 (4)  SOURCE OF FUNDS*

      PF

 _________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)           ___
                                  /  /
 _________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
 _________________________________________________________________________
                                    : (7)  SOLE VOTING POWER
                                    :
                                    :      39,544,900
                                    :______________________________________
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      -0-
  PERSON WITH                       :______________________________________
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      39,544,900
                                    :______________________________________
                                    :(10)  SHARED DISPOSITIVE
                                    :      POWER
                                    :      -0-
 _________________________________________________________________________
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,544,900

 _________________________________________________________________________
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                    ___
                                                 /  /
 _________________________________________________________________________
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.0%
 _________________________________________________________________________
 (14) TYPE OF REPORTING PERSON*
      IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




           This Amendment No. 4 amends the Statement on Schedule 13D, dated September 10, 1997, as amended by Amendment No. 1, dated December 11, 1997, Amendment No. 2, dated December 11, 1997, and Amendment No. 3, dated May 22, 1998 (the "Schedule 13D"), relating to shares of the common stock, $.01 par value per share ("Shares"), of Oakley, Inc., a Washington corporation (the "Company").

           Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is hereby amended and supplemented as follows:

           The aggregate amount of funds required by the Reporting Person to purchase the 977,100 Shares acquired directly by him since the filing of the Schedule 13D was $13,025,123.25. The funds used to purchase such Shares were obtained from the Reporting Person's personal funds.

 ITEM 4.   PURPOSE OF TRANSACTION

           Item 4 is hereby amended and supplemented as follows:

           On June 1, 1998, the Reporting Person announced that he intends to purchase up to an additional 3,000,000 Shares from time to time in the open market, subject to market conditions. Since the date of such announcement, the Reporting Person has purchased 977,100 Shares.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           Item 5 is hereby amended and supplemented by adding the following:

           (a) The Reporting Person is the beneficial owner of 39,544,900 Shares, or approximately 56.0% of the Shares outstanding.

           (b) The Reporting Person has sole voting and dispositive power with respect to the 39,544,900 Shares beneficially owned by him.

           (c) The Reporting Person effected the following open market purchases of Shares during the past 60 days:

                     Amount of
      Date of        Securities          Price
      Transaction    Involved            per Share
      -----------    -----------         ---------
      6/09/98         18,000              14.3750
      6/09/98          7,000              14.4375
      6/09/98         80,000              14.6699
      7/27/98         21,000              13.9375
      7/28/98         31,100              13.9375
      7/29/98          1,400              13.9375
      7/31/98         50,000              14.6875
      8/04/98         50,000              13.9375
      8/05/98         50,000              13.1875
      8/05/98         28,300              13.3125
      8/05/98         69,500              13.3750
      8/06/98        150,000              12.9375
      8/06/98         91,500              13.0625
      8/07/98         27,500              13.1875
      8/07/98         72,500              13.2500
      8/10/98         29,300              12.9375
      8/11/98         75,000              12.6875
      8/11/98         25,000              12.6250
      8/11/98        100,000              12.4375



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  August 13, 1998


                                /s/ JAMES JANNARD
                                __________________________
                                James Jannard